UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

37A, Avenue J.F. Kennedy
L-1855, Luxembourg
Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

GLOBANT S.A.

FORM 6-K

Globant S.A. (the “Company”) is furnishing under the cover of Form 6-K the following:

Earnings Release

Exhibit 99.1	Press release, dated May 14, 2026, entitled “Globant Reports 2026 First Quarter Financial Results.”

Share Repurchase Plan

On May 14, 2026, the Company’s board of directors (the “Board”) approved a new share repurchase program (the “Program”), authorizing the allocation of up to $50 million per quarter, subject to a maximum aggregate of $125 million, for the repurchase of the Company’s common shares beginning in the second quarter of 2026 through the fourth quarter of 2027. On April 6, 2026, the Company had completed the repurchase of $125 million of its common shares under its previous share repurchase program, which the Board had approved on September 30, 2025.

The timing and price of repurchases as well as the actual number of shares repurchased under the Program will be at the discretion of the Company and will depend on a variety of factors, including business and market conditions, the share price, regulatory requirements and limitations, corporate liquidity requirements and priorities, legal requirements and restrictions in the agreements governing the Company’s indebtedness, alternative investment opportunities, acquisition opportunities and other factors.

Purchases may be made from time to time at management’s discretion. The Program permits shares to be repurchased in a variety of methods, including but not limited to open market repurchases or accelerated share repurchases. The Company is not obligated to repurchase any specific amount of shares. The Program may be suspended or discontinued at any time or periodically without prior notice.

Legal Proceedings

Ohio Carpenters’ Pension Fund v. Globant S.A., et al., No. 1:26-cv-3405 (S.D.N.Y.)

On April 24, 2026, a putative class action complaint asserting claims under the securities laws of the United States was filed against the Company, and certain of its current and former officers in the U.S. District Court for the Southern District of New York.  The plaintiff Ohio Carpenters’ Pension Fund alleges that it is a purchaser of the Company’s common shares and purports to assert claims on behalf of a putative class consisting of all persons that purchased the Company’s common shares between February 15, 2024, and August 14, 2025. The complaint asserts claims against all of the defendants under section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and claims against the individual defendants under section 20(a) of the Exchange Act.  The Company disputes the allegations in the complaint and intends to defend itself and the other defendants accordingly at the appropriate time.

Forward Looking Statements

This report on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements related to potential share repurchases and the Company’s defense of the putative securities class action, and reflect the Company’s current beliefs and expectations. The Company’s expectations and beliefs regarding these matters may not materialize. Factors that could impact the Company’s expectations and beliefs regarding these matters not to materialize include: the Company’s ability to maintain current resource utilization rates and productivity levels; the Company’s ability to manage attrition and attract and retain highly-skilled IT professionals; the Company ability to successfully defend itself and the other defendants in any lawsuit, including the putative securities class action; the Company’s ability to accurately price its client contracts; the Company’s ability to achieve its anticipated growth; the Company’s ability to effectively manage its rapid growth; the Company’s ability to retain its senior management team and other key employees; the Company’s ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; the Company’s ability to retain its business relationships and client contracts; the Company’s ability to manage the impact of global adverse economic conditions; the Company’s ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors the Company includes in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Incorporation by Reference

The information in this Form 6-K and the unaudited condensed interim consolidated statements of comprehensive income, unaudited condensed interim consolidated statements of financial position, unaudited selected cash flow data, unaudited supplemental non-IFRS financial information and unaudited schedule of supplemental information contained in the press release attached as Exhibit 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-286306) and on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022, 333-255113, 333-266204, 333-281049 and 333-295282), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ JUAN URTHIAGUE
Name: Juan Urthiague
Title: Chief Financial Officer

Date: May 14, 2026